

February 2, 2011

Mr. Patrick M. Lavelle
President and Chief Executive Officer
Audiovox Corporation
180 Marcus Blvd
Hauppauge, New York 11788

     Re: Audiovox Corporation
               Form 10-K for fiscal year ended February 28, 2010
               Filed May 14, 2010, as amended January 25, 2011
               File No. 001-09532

Dear Mr. Lavelle:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note the amended Form 10-K filed in response to prior comment 1; however, that amendment did not include as exhibits the certifications required by Exchange Act Rule 13a-14 and Item 601(b)(31) of Regulation S-K. Please amend accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions about these comments. In this regard, do not hesitate to contact me at (202) 551-3800 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (fax):   Robert S. Levy, Esq.--Levy, Stopol & Camelo, LLP